UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                        AmeriResource Technologies, Inc.
                        --------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.0001
                         -------------------------------
                         (Title of Class of Securities)


                                    03072A104
                                    ---------
                                 (CUSIP Number)


                   Delmar Janovec; 1881 Hicks Road #C; Rolling
                      Meadows, IL 60008 847/221-2802 (Name,
                     address and telephone number of person

                authorized to receive notices and communications)


                                  July 12, 1999

             (Date of Event which Requires Filing of This Statement)



    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

     Check the following box if a fee is being paid with the statement ( ).

                                  SCHEDULE 13D
                                                                     Page 2 of 4


CUSIP No. 03072A104
--------------------------------------------------------------------------------
1)  Name of Reporting Persons

S.S. or I.R.S. Identification Nos. of Above Persons

         Delmar Janovec
--------------------------------------------------------------------------------
2)  Check the Appropriate Box If Either Is a Member of a Group
         (A)( )
         (B)(X)
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds

     N/A
--------------------------------------------------------------------------------
5) Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6)  Citizenship or Place of Organization             USA

--------------------------------------------------------------------------------
                           7)  Sole Voting Power              44,101,361
Number of
Shares                     -----------------------------------------------------
Beneficially               8)  Shared Voting Power                     0
Owned by
Each                       -----------------------------------------------------
Reporting                  9)  Sole Dispositive Power         44,101,361
Person With
                           -----------------------------------------------------
                           10) Shared Dispositive Power                0

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                 44,101,361

--------------------------------------------------------------------------------
12)  Check Box If the Aggregate Amount in Row (11) Excludes Certain
     Shares (  )

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)         8.0%

--------------------------------------------------------------------------------
14)  Type of Reporting Person

                                            IN

Item 1.  Security and Issuer

This statement relates to the common stock, par value $0.0001 ("Common Stock"), of AmeriResource Technologies, Inc., a Delaware corporation with principal executive offices at 1881 Hicks Road #C, Rolling Meadows, IL 60008 (the "Company").

Item 2.  Identity and Background

This statement is filed by Delmar Janovec ("Janovec") who is a citizen of the United States. Janovec's business address is 1881 Hicks Road #C, Rolling Meadows, IL 600008, and his principal business is providing engineering, construction and general business consulting services. Janovec has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years. During the last five years, Janovec has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

This amended schedule 13D/A relates only to Janovec's aggregate sales of 3,200,000 shares of Common Stock between July 12, 1999 and September 23, 1999 into the common stock's public trading market.

Item 4.  Purpose of Transaction

Item 4 is hereby amended by adding the following:

Janovec effected the sales to diversify his investment portfolio and liquidate a portion of his holdings. No other motives, plans or proposals underlie this transaction.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended by adding the following:

After giving effect to the sales, which were Janovec's only transactions involving the Common Stock since July 12, 1999, and the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Janovec may be found in rows 11 and 13 of the cover page.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable to this amendment.

Item 7.  Material to Be Filed as Exhibits.

Not applicable to this amendment.

                                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2000                           /s/ Delmar Janovec
                                            ------------------------------------
                                                 Delmar Janovec